UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,893
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,893
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 32,983,349 shares of Common Stock outstanding as of November 29, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2021, that was filed by the Issuer with the Securities and Exchange Commission on December 2, 2021.

CUSIP No. 51509F105

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,893
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,893
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 32,983,349 shares of Common Stock outstanding as of November 29, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2021, that was filed by the Issuer with the Securities and Exchange Commission on December 2, 2021.

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,893
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,893
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 32,983,349 shares of Common Stock outstanding as of November 29, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2021, that was filed by the Issuer with the Securities and Exchange Commission on December 2, 2021.

CUSIP No. 51509F105

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,121,236 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,121,236 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,121,236 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.9%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 3,791 Shares held by The Nicholas Trust, 3,791 Shares held by The Nina Trust and 3,893 Shares held in the Liability Accounts controlled by Partners.
(2)

Based upon 32,983,349 shares of Common Stock outstanding as of November 29, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2021, that was filed by the Issuer with the Securities and Exchange Commission on December 2, 2021.

This Amendment No. 26 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On March 16, 2022, further to a request by Mr. Lampert, The Nicholas Floyd Lampert 2015 Trust (“The Nicholas Trust”) and The Nina Rose Lampert 2015 Trust (“The Nina Trust”), the Issuer filed a Registration Statement on Form S-3 (the “Registration Statement”) that, upon effectiveness, will register the offering and resale of shares of Common Stock held by Mr. Lampert, The Nicholas Trust and The Nina Trust. Mr. Lampert currently believes that, based on current trading prices, the shares of Common Stock are undervalued. None of Mr. Lampert, The Nicholas Trust or The Nina Trust currently intend to sell shares of Common Stock through an underwritten offering; however, Mr. Lampert, The Nicholas Trust and The Nina Trust expect to sell shares of Common Stock registered pursuant to the Registration Statement from time to time in privately negotiated transactions, directly to purchasers or through brokerage transactions, depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

In connection with a credit agreement (the “Credit Agreement”) that extended a loan (the “Loan”) to an affiliate of Mr. Lampert, among other assets, shares of Common Stock held by Mr. Lampert were pledged as security for the obligations under the Loan pursuant to that certain Pledge Agreement, dated as of November 16, 2021, by and between Mr. Lampert and UBS AG, Stamford Branch, as administrative agent (“UBS”) (such agreement being, the “Pledge Agreement”). As of the date hereof, 2,130,325 shares of Common Stock held by Mr. Lampert are pledged pursuant to the Pledge Agreement. Pursuant to the terms of the Pledge Agreement, upon the occurrence and during the continuation of an event of default pursuant to the terms of the Loan (an “Event of Default”) or a liquidation event pursuant to the terms of the Pledge Agreement (a “Pledge Agreement Liquidation Event”), UBS may exercise certain remedies including the right to sell or otherwise dispose of the shares of Common Stock pledged as security pursuant to the Pledge Agreement. However, UBS may not exercise any voting or dispositive power over any such shares of Common Stock except to the extent that an Event of Default or a Pledge Agreement Liquidation Event has occurred and is continuing. The Credit Agreement and the Pledge Agreement contain certain customary provisions, including representations and warranties, covenants, loan to value requirements, mandatory prepayment events and events of default.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of March 16, 2022, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	3,893 (1)	Less than 0.1% (2)	3,893 (1)	0	3,893 (1)	0
RBS Partners, L.P.	3,893 (1)	Less than 0.1% (2)	3,893 (1)	0	3,893 (1)	0
ESL Investments, Inc.	3,893 (1)	Less than 0.1% (2)	3,893 (1)	0	3,893 (1)	0
Edward S. Lampert	17,121,236 (1) (3)	51.9% (2)	17,121,236 (1) (3)	0	17,121,236 (1)(3)	0

(1)

This number includes 3,893 shares of Common Stock held in the Liability Accounts controlled by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(2)

This is based upon 32,983,349 shares of Common Stock outstanding as of November 29, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2021, that was filed by the Issuer with the SEC on December 2, 2021.

(3)

This number includes 17,109,761 shares of Common Stock held by Mr. Lampert, 3,791 shares of Common Stock held by The Nicholas Floyd Lampert 2015 Trust (“The Nicholas Trust”) and 3,791 shares of Common Stock held by The Nina Rose Lampert 2015 Trust (“The Nina Trust” and, together with The Nicholas Trust, the “Trusts”).

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2022	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert